Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
 Glendora, CA 91741

October 18, 2018

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton and Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File No.:  333-227469
Regarding the merger of the Congress SMid Core Opportunity Fund (the “Acquired Fund” or the “Acquired Fund”) into the Congress Mid Cap Growth Fund (the “Acquiring Fund”)

Dear Ms. Hamilton and Ms. Larkin:

This correspondence is being filed in response to your October 12, 2018 and October 15, 2018 oral comments provided to Elaine Richards regarding the Trust’s Registration Statement filed on Form N-14 on September 21, 2018 (the “N-14”). The N-14 was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining one series of the Trust into one other series of the Trust. Specifically, the Trust is proposing to reorganize the Congress SMid Core Opportunity Fund into the Congress Mid Cap Growth Fund. The Trust is filing Pre-Effective Amendment No. 1 on Form N‑14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the Registration Statement.

For your convenience, in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

Comments received from Ms. Hamilton

1.
The April 30, 2018 Financial Statement for the Acquired Fund had approximately $500,000 of expenses subject to recapture. Please confirm in correspondence that the amount that is subject to recapture will not be carried over to the merged entity.

The Trust responds by confirming that the expenses subject to recapture will not be carried over to the merged entity.

2.
The Shareholder Letter states, “Congress and the Board believe the Reorganization is in the best interest of each of the Acquired Fund and Acquiring Fund and their respective shareholders, and that the interests of their respective shareholders will not be diluted as a result of the Reorganizations.” Please provide explanation in the Shareholder Letter stating why the merger is in the best interest of shareholders.

The Trust responds by adding disclosure in the Shareholder Letter stating that:

Several of the reasons the Advisor and the Board believe that the merger is in the best interest of shareholders are the fact that the Funds had identical investment objectives and similar investment policies, that there will be no change in the investment adviser or other fund services providers, the expectation that the Acquiring Fund will have lower operating expenses than the Acquired Fund, the Funds have similar long term performance, the long-term viability of the Acquired Fund given its small size, the expectation that the Reorganization will be tax-free from a federal income tax perspective to shareholders of the Acquired Fund, and that the shareholders of the Acquired Fund will not be diluted as a result of the Reorganization and will receive shares in the Acquiring Fund equal in value at the time of the Reorganization to their shares in the Acquired Fund. Other factors considered by the Board are described further in the Information Statement.

3.
Page 12 states that Congress estimates that under current conditions, approximately 75% of the Acquired Fund’s portfolio assets will be sold within a few weeks after the Reorganization. Please include disclosure about the realignment that includes (1) reasons for the portfolio realignment, (2) the cost of the portfolio realignment in dollars and basis points, and (3) estimate of the related expected capital gains from the sale in dollars and basis points. Please include this response in both the summary and pro forma financial statements as of the most recent date practicable.

The Trust responds by adding disclosure that addresses the Staff’s three points as follows:

(1) While both the Acquired Fund and Acquiring Fund have identical investment objectives and similar investment strategies and risks, the Funds are of very different sizes and hold different securities. Accordingly, Congress currently estimates that, in order to maintain an optimized portfolio for the Acquiring Fund, a large portion of the holdings within the Congress SMid Core Opportunity Fund will be repositioned in the normal course of business.

(2)  Congress believes that portfolio transaction costs, including estimated commissions, may be approximately $9,744 (or less than one tenth of one basis point) of annual fund operating expenses.

(3) Congress estimates that repositioning of securities will result in capital gains of approximately $2.3 million, or 23 basis points of the Acquiring Fund’s net assets.

The Trust has added the following disclosure to the pro forma adjustments:

Not included in the adjustments are the estimated commissions expected to be incurred due to the realignment of the Acquiring Fund’s portfolio after the Reorganization. As of October 12, 2018, such commissions are estimated to be approximately $9,744, which could result in estimated capital gains of approximately $2.3 million.

4.	Referring to the Capitalization Table on Page 15, please disclose any adjustments. For example, share adjustments based on Net Asset Value.

The Trust responds by adding the Table of Adjustments, currently located in the Part B, to Part A of the N‑14 on Page 15 as shown below. The Trust has noted in the disclosure that the pro forma adjustments did not have an impact to the Net Asset Value per share:

Table of Adjustments
EXPENSE CATEGORY	Increase (Decrease) in Expenses
Accounting, Custody, Administration, and Transfer Agent Fees[1]	$ (91,428)
Professional Fees[2]	$ (34,240)
Trustees Fees[3]	$ (10,645)
Miscellaneous Expenses[4]	$ (42,177)
Fees Waived and Expenses Reimbursed[5]	$ 130,597
Total Adjustments[6]	$ (47,893)
1 Administrative, transfer and disbursing agent fees were adjusted to eliminate duplicative costs of administering two funds pursuant to the accounting, custody, administrative services and transfer agency services agreements.

2 Professional fees were reduced to eliminate the effects of duplicative fees for audit and legal services.

3 Trustee fees reflect the trustee compensation plan in effect for the Acquiring Fund for the twelve-month period ended April 30, 2018.

4 Miscellaneous fees were reduced to eliminate the effects of duplicative fees for other services.

5 During the twelve-month period ended April 30, 2018, Congress Asset Management Company, LLP (“Congress”), the investment adviser to both the Acquired Fund and the Acquiring Fund, agreed to limit total annual operating expenses for the Acquired Fund to 1.25% and 1.00% of the Acquired Fund’s Retail and Institutional Class’ average net assets, respectively, and 1.10% and 0.85% of the Acquiring Fund’s Retail and Institutional Class’ average net assets, respectively.  During the twelve-month period ended April 30, 2018, the Acquired Fund waived fees and reimbursed expenses for the amounts shown, but on a pro forma basis, the Acquiring Fund is projected to be operating under its expense cap.

6 Not included in the adjustments above are the estimated commissions expected to be incurred due to the realignment of the Acquiring Fund’s portfolio after the Reorganization. As of October 12, 2018, such commissions are estimated to be approximately $9,744, which could result in estimated capital gains of approximately $2.3 million.

5.	Referring to the Capitalization Table on Page 15, please note any adjustments and describe what they relate to.

See the footnotes in the response above to Question 4 for the descriptions regarding each adjustment.

6.	Referring to the Capitalization Table on Page 15, please clarify why the Net Assets are off by approximately $40,000.

The Trust responds by clarifying that as of April 30, 2018, the actual combined Net Assets are $1,010,536,128. The pro forma combined Net Assets reflected in the Fund Capitalization Table of $1,010,584,021 reflects the effect of applying the adjustments of $(47,893) discussed above and in Part B of the N-14. The Table of Adjustments has now been included in Part A of the N‑14 as indicated above.

7.	On Part B-1, please correct the Accession Number for the reference to the Funds’ Annual Report.

The Trust responds by including the correct Accession Number 0000898531-18-000034 reference to the Funds’ Annual Report on Part B-1.

8.	On Part B-4, indicate that the expense ratios being shown are net expense ratios.

The Trust responds by adding disclosure clarifying that the expense ratios shown on Part B-4 are net expense ratios.

Comments received from Ms. Larkin

9.
The first paragraph of the Shareholder Letter emphasized that the Acquired Fund and Acquiring Fund have “identical investment objectives and similar investment strategies and risks.” Please explain supplementally why, if the Funds’ investment objectives are identical and the investment strategies and risks are similar, there needs to be a post-merger realignment requiring 75% of the Acquired Fund’s assets to be disposed.

The Trust responds supplementally by stating that the Acquiring Fund generally holds fewer positions. Additionally, the Funds are of very different sizes, hold different securities, and the Advisor has determined that in order to maintain an optimized portfolio, a realignment of the portfolio will be appropriate after closing.

10.	On Page 9, in the Summary of Fund Fees and Expenses table, please explain why there is a second vertical line between the Mid Cap Fund’s Retail and Institutional Pro Forma columns.

The Trust responds by removing this line from the Fund Fees and Expenses table.

11.
On Page 9, Footnote 3 of the Summary of Fund Fees and Expenses table indicates that the expiration date of the expense cap is within one year. Please correct this date or revise the expense example numbers accordingly to reflect that the expense cap expires within one year of the disclosure.

The Trust responds by updating the disclosure to state that the term of the Operating Expenses Limitation Agreement is indefinite, but in no case will expire before February 29, 2020. The Trust has updated certain numbers within the Example of Effect of Fund Expenses table on Page 10 of Part A of the N-14, to reflect the newly referenced date.

12.
On Page 11, the net assets of the Acquired Fund reference September 30, 2017, while elsewhere, the net assets are as of the Fund’s fiscal year ended October 31, 2017. Please make these dates and values consistent.

The Trust responds by revising all references to net assets to be as of October 31, 2017, which is the most recent fiscal year end for the Funds. Where relevant on page 11, the Trust has disclosed a more current total of the Acquired Fund’s assets for shareholders’ information (e.g., $22.3 million as of October 16, 2018).

13.
The Staff has read the Trust’s disclosure on Page 12 regarding “Repositioning of the Congress SMID Core Opportunity Fund’s Portfolio Assets.” Please explain supplementally why the repositioning cannot happen before the Reorganization? Also, please explain if, when and/or how the shareholders of the Congress Mid Cap Growth Fund will be notified of the likely tax issues with this repositioning.

The Trust responds supplementally stating that it is the Advisor’s intention to manage the Acquired Fund in accordance with its current investment strategies through the date of Reorganization. The Advisor believes this approach supports the tax-free nature of the Reorganization while allowing the Acquiring Fund to perform a thoughtful post-merger realignment.

The Advisor and the Fund believe that any tax implications resulting from the estimated capital gains of approximately $2.3 million, or 23 basis points of the Acquiring Fund’s net assets for Acquiring Fund shareholders will be de minimis.

14.	On Page 14, under “Board Considerations,” please provide additional information regarding the Written Consent that is referenced.

The Trust responds by clarifying the disclosure in Part A of the N-14 to state that the PMP Board adopted resolutions in favor of the merger of the Acquired Fund and Acquiring Fund by written consent on September 21, 2018.

15.	On Page 14, please correct the typo in the 8th bullet point.

The Trust responds by correcting the typo in bullet point #8 on Page 14.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc: Domenick Pugliese, Schiff Hardin LLP